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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| SEC FILE NUMBER |
|---|
| 8-15855 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2020 (MM/DD/YY) AND ENDING December 31, 2020 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

FBL Marketing Services, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5400 University Avenue

(No. and Street)

West Des Moines, Iowa 50266

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mat Gleason (515) 225-5556

(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

801 Grand Avenue, Suite 3100, Des Moines, Iowa 50309

(Address) (City) (State) (Zip Code)

**CHECK ONE:**

X Certified Public Accountant
☐Public Accountant
☐Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



# Oath or Affirmation

I, Mathew E. Gleason, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of FBL Marketing Services, LLC as of December 31, 2020, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Mathew E. Gleason
*President*

Notary Public

ALEXIS BUCKINGHAM
COMMISSION NUMBER 824317
MY COMMISSION EXPIRES
March 13, 2023
NOTARIAL SEAL IOWA

This report contains:

| | | |
|---|---|---|
| (X) | (a) | Facing page |
| (X) | (b) | Statement of Financial Condition |
| (X) | (c) | Statement of Operations |
| (X) | (d) | Statement of Cash Flows |
| (X) | (e) | Statement of Changes in Members' Equity |
| ( ) | (f) | Statement of Changes in Liabilities Subordinated to Claims of Creditors |
| (X) | (g) | Computation of Net Capital |
| (X) | (h) | Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 |
| (X) | (i) | Information Relating to the Possession or Control Requirements Under Rule 15c3-3 |
| ( ) | (j) | A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 |
| ( ) | (k) | A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation |
| (X) | (l) | An Oath or Affirmation |
| ( ) | (m) | A copy of the SIPC Supplemental Report |
| ( ) | (n) | A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit |

# FBL Marketing Services, LLC

# Financial Statements and
# Supplemental Information

**Year Ended December 31, 2020**

## Contents



**EY**
Building a better
working world

Ernst & Young LLP
Suite 3100
801 Grand Avenue
Des Moines, IA 50309-2764

Tel: +1 515 243 2727
ey.com

<p align="center">Report of Independent Registered Public Accounting Firm</p>

To the Members and the Board of Managers of FBL Marketing Services, LLC

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of FBL Marketing Services, LLC (the Company) as of December 31, 2020, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

**Basis for Opinion**

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Supplemental Information**

The accompanying information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

*Ernst & Young LLP*

We have served as the Company's auditor since 1987.

March 1, 2021

# FBL Marketing Services, LLC

## Statement of Financial Condition

## December 31, 2020

**Assets**

Cash and cash equivalents:

| | | |
|---|---|---:|
| Cash | $ | 160,699 |
| Short-term investments | | 2,545,350 |
| | | 2,706,049 |
| | | |
| Accounts receivable | | 863,354 |
| Due from Farm Bureau Life Insurance Company | | 7,041 |
| Prepaid expense | | 238,067 |
| Prepaid pension cost | | 1,226,705 |
| Other assets | | 185,982 |
| Total assets | $ | 5,227,198 |

**Liabilities and members' equity**

| | | |
|---|---|---:|
| Due to FBL Financial Group, Inc. | $ | 340,678 |
| Accounts payable and accrued expenses | | 800,302 |
| Total liabilities | | 1,140,980 |
| | | |
| Members' equity: | | |
| Series A member's equity | | 4,065,598 |
| Series C member's equity | | 20,620 |
| Total members' equity | | 4,086,218 |
| Total liabilities and members' equity | $ | 5,227,198 |

*See accompanying notes.*

# FBL Marketing Services, LLC

## Statement of Operations

## Year Ended December 31, 2020

Revenues:

| | | |
|---|---|---:|
| Revenues from contracts with customers | $ | 10,211,109 |
| Dividend and interest income | | 30,516 |
| Other | | 4 |
| Total revenues | | 10,241,629 |

Expenses:

| | |
|---|---:|
| Regulatory fees and expenses | 393,616 |
| Salaries and related expenses | 4,372,702 |
| Commission and bonus expenses | 5,991,103 |
| Software expenses | 681,317 |
| Other operating expenses | 1,709,326 |
| Total expenses | 13,148,064 |
| Net loss | $ (2,906,435) |

*See accompanying notes.*

# FBL Marketing Services, LLC

## Statement of Changes in Members' Equity

## Year Ended December 31, 2020

| | Series A Member's Equity | Series C Member's Equity | Total Members' Equity |
|---|---|---|---|
| Balance at January 1, 2020 | $ 3,078,464 | $ 160,674 | $ 3,239,138 |
| Capital contributions | 3,700,000 | 114,189 | 3,814,189 |
| Capital distributions | - | (60,674) | (60,674) |
| Net loss | (2,712,866) | (193,569) | (2,906,435) |
| Balance at December 31, 2020 | $ 4,065,598 | $ 20,620 | $ 4,086,218 |

*See accompanying notes.*

# FBL Marketing Services, LLC

## Statement of Cash Flows

## Year Ended December 31, 2020

**Operating activities**

| | | |
|---|---|---:|
| Net loss | $ | (2,906,435) |
| Adjustments to reconcile net loss to net cash used in operating activities: | | |
| Changes in operating assets and liabilities: | | |
| Accounts receivable | | (69,606) |
| Due from Farm Bureau Life Insurance Company | | 2,269 |
| Prepaid expense | | 52 |
| Prepaid pension cost | | (112,675) |
| Due to FBL Financial Group, Inc. | | 74,610 |
| Accounts payable and accrued expenses | | (152,042) |
| Other assets | | (56,278) |
| Net cash used in operating activities | | (3,220,105) |

**Financing Activities**

| | | |
|---|---|---:|
| Capital contributions | | 3,814,189 |
| Capital distributions | | (60,674) |
| Net cash provided by financing activities | | 3,753,515 |
| Increase in cash and cash equivalents | | 533,410 |
| Cash and cash equivalents at beginning of year | | 2,172,639 |
| Cash and cash equivalents at end of year | $ | 2,706,049 |

*See accompanying notes.*

5

# FBL Marketing Services, LLC

## Notes to Financial Statements

### December 31, 2020

## 1. Significant Accounting Policies

### Organization

FBL Marketing Services, LLC (the Company) engages in sales of debt and equity securities, retail mutual funds and variable universal life products of an unrelated insurance company. The Company also continues to provide services associated with previously sold variable universal life and annuity products offered by Farm Bureau Life Insurance Company (Farm Bureau Life), which is a wholly owned subsidiary of FBL Financial Group, Inc., and other unaffiliated companies.

The Company has one Series A member, FBL Financial Group, Inc. and one Series C member, United Farm Family Life Insurance Company (collectively, the Members).

### Recent Accounting Pronouncements

In June 2016, the FASB issued guidance amending the accounting for the credit impairment of financial instruments. Under the new guidance, impairment losses are required to be estimated using an expected loss model under which a valuation allowance is established and adjusted over time. The valuation allowance will be based on the probability of loss over the life of the instrument, considering historical, current and forecasted information. The new guidance differs significantly from the incurred loss model used today, and will result in the earlier recognition of impairment losses. The new guidance will also increase the volatility of earnings to the extent actual results differ from the assumptions used in the establishment of the valuation allowance. The guidance becomes effective for fiscal years beginning after December 15, 2019. The Company adopted the guidance on January 1, 2020 using the modified retrospective method. The adoption of the guidance did not have a material effect on the Company's financial statements.

### Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

# FBL Marketing Services, LLC

## Notes to Financial Statements (continued)

**Cash and Cash Equivalents**

For purposes of the statements of cash flows, the Company considers investments in money market funds, where the underlying investments are of a short-term nature, to be cash equivalents.

**Fair Value**

Fair value is based on an exit price, which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. GAAP establishes a hierarchal disclosure framework for fair value that ranks the level of market price observability used in measuring financial instruments at fair value into three levels.

- **Level 1** – Fair values are based on unadjusted quoted prices in active markets for identical assets or liabilities.
- **Level 2** – Fair values are based on inputs, other than quoted prices from active markets, that are observable for the asset or liability, either directly or indirectly.
- **Level 3** – Fair values are based on significant unobservable inputs for the asset or liability.

All investments included in the statement of financial condition at December 31, 2020 are in money market funds that are carried at cost, which approximates fair value. These investments are based upon daily quoted prices, and therefore are considered Level 1. There were no transfers into or out of Level 3 during 2020.

**Subsequent Events**

The Company has evaluated the financial statements for subsequent events through March 1, 2021, the date which the financial statements were available to be issued.

On January 11, 2021, FBL Financial Group, Inc. announced that it reached an agreement with Farm Bureau Property & Casualty Insurance Company (FBPCIC) pursuant to which FBPCIC will acquire all of FBL Financial Group, Inc's outstanding Class A common shares, without par value, and Class B common shares, without par value that are not currently owned or controlled by FBPCIC or Iowa Farm Bureau Federation. Execution of the agreement is subject to regulatory and shareholder approval and other closing conditions. The Company does not anticipate the proposed transaction to impact the operations or financial position of the Company.

Through March 1, 2021, there were no other subsequent events requiring recognition or disclosure in the financial statements.

# FBL Marketing Services, LLC

## Notes to Financial Statements (continued)

### 2. Revenues from Contracts with Customers

The following table provides a disaggregation of revenue from contracts with customers by revenue type and a reconciliation to total revenues in the Statement of Operations:

| | | Year ended December 31, 2020 |
|---|---|---|
| **Revenue** | | |
| Asset based fees | $ | 3,871,931 |
| Mutual fund and other securities sales commissions | | 3,910,834 |
| Variable annuity and life insurance commissions | | 2,342,215 |
| Registered representative fees | | 86,129 |
| Total revenues from contracts with customers | | 10,211,109 |
| Dividend and interest income | | 30,516 |
| Other miscellaneous revenues | | 4 |
| Revenues as included in the Statement of Operations | $ | 10,241,629 |

The following discussion describes the nature, timing and uncertainty of revenues and cash flows arising from the Company's contracts with customers.

*Asset based fees*
The Company has entered into agreements with several organizations to earn fees for servicing and distribution of retail mutual funds and mutual funds included in proprietary variable products. The Company's performance obligations are the servicing of assets, including processing purchases and redemptions, advertising and compensation for selling shares. The Company receives asset based fees monthly or quarterly for satisfying the performance obligations, which are based on a percentage of net assets maintained. The Company does not recognize revenue for these fees until amounts are known as the related revenue is highly uncertain and susceptible to factors outside of the Company's control. Such factors include market value of assets under management and the length of time investors hold their accounts.

*Mutual fund and other securities sales commissions*
The Company has entered into agreements with several organizations to sell mutual funds and other securities to its customers. The related performance obligation is the successful sale of mutual fund or security assets. The Company recognizes mutual fund and other securities sales commission revenue at the point in time the performance obligation has been satisfied, which is the trade date.

*Variable annuity and life insurance commissions*
The Company has agreements with Farm Bureau Life and other unaffiliated insurance companies

to earn renewal commissions for servicing variable annuity and variable universal life insurance policies, which are closed blocks of business. The Company also has an agreement with an unrelated insurance company to sell and service variable universal life policies. The Company's performance obligations are for the initial sale of a policy and subsequent ongoing servicing of the policies. The Company receives consideration daily, weekly and monthly and recognizes revenue for these commissions when amounts are known. The Company does not recognize revenue for these fees until amounts are known as the revenue the Company will be entitled to is highly uncertain and susceptible to factors outside of the Company's control. Such factors include length of time policies remain active and the amount of additional premiums paid by the policyholder.

*Registered representative fees*
The Company has agreements with Farm Bureau Life and an unrelated insurance company to provide compliance, supervisory, and accounting services for a closed block of proprietary variable annuity and variable universal life insurance policies. The Company's performance obligations include those services for maintaining the policies. The Company receives registered representative fees monthly based on a percentage of renewal sales commissions paid to registered representatives. The Company does not recognize revenue for these fees until amounts are known as the revenue the Company will be entitled to is highly uncertain and susceptible to factors outside of the Company's control. Such factors include length of time policies remain active and the amount of additional premiums paid by the policyholder.

Costs to fulfill the contracts with customers include commissions paid to agents for sales and servicing of the related mutual fund assets and insurance products. These costs relate to performance obligations already satisfied and are expensed when incurred.

Receivables from contracts with customers were $825,194 at December 31, 2020 and were recorded in the statement of financial condition.

## 3. Income Taxes

The Company has elected to treat each of its individual Series as a separate disregarded entity for federal and state income tax purposes. As such, the taxable income or loss of each Series is includible in the income tax returns of its respective Member and the Company is not subject to entity-level federal or state income taxes.

## 4. Retirement and Compensation Plans

The Company indirectly participates with affiliates in various defined benefit pension plans (the Plans). The Company and affiliates have adopted a policy allocating the required contribution to the plans between themselves generally on a basis of time incurred by the respective employees. Pension expense aggregated $138,485 in 2020.

# FBL Marketing Services, LLC

## Notes to Financial Statements (continued)

The Company indirectly participates with several affiliates in a 401(k) defined contribution plan which covers substantially all employees and includes company matching contributions. The Company and affiliates allocate these expenses in a manner consistent with pension expense discussed above. Expenses related to the plan aggregated $278,823 in 2020.

The Company also indirectly participates with affiliates in two share-based payment arrangements under the FBL Financial Group, Inc. Class A Common Stock Compensation Plan and a Cash-Based Restricted Stock Unit Plan. Stock options and awards are no longer being granted. Compensation expense is recognized for all share-based payments granted, modified, or settled. The impact of forfeitures is estimated and compensation expense is recognized only for those stock-based instruments expected to vest. The Company and affiliates allocate these compensation expenses in a manner consistent with pension expense discussed above. Expenses related to these plans were $12,716 in 2020.

### 5. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission (SEC) uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined therein, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2020, the Company had defined net capital of $1,843,814 which was $1,767,749 in excess of its required net capital of $76,065. The Company's aggregate indebtedness to net capital ratio was 0.62 to 1 at December 31, 2020. The Company is exempt from maintaining a special reserve bank account under Rule 15c3-3(k)(1).

### 6. Limited Liability Company Agreement

The Limited Liability Company Agreement approved by the Members outlines the capital structure of the Company, capital contributions to be made by the Members, allocations of revenues and expenses to the Members, and distributions to the Members.

Interests in the Company are divided into Series, with the interest of each Member constituting a separate Series. The Company is authorized to issue 100 Series. The holder of Series A interest, referred to as the Principal Member, is the only Member with voting rights for the Company. All other members are Associate Members.

Associate Members are allowed to conduct business relating only to the sale of variable life insurance, variable annuity and mutual fund products, which have been approved by the Board of Managers for distribution through the Company.

A separate capital account has been established for each Member and will be established for each new Member admitted to the Company in the future. Each Member's capital account will contain

that Member's initial capital contribution adjusted at the end of each calendar quarter for: (a) the amount of revenue received by the Company during the quarter as a result of that Member's operations; (b) the amount of additional capital contributions by that Member during the quarter; (c) all costs and expenses directly incurred by that Member and all costs and expenses allocated to that Member's Series during the quarter, including general overhead of the Company; and (d) the amount of all distributions made to the Member during the quarter.

The amount of minimum required capital per the Limited Liability Company Agreement for each associate Member is currently $50,000. Members may be called upon for additional capital contributions in certain situations, including the necessity to maintain minimum regulatory and required capital requirements.

Distributions may be made to the Principal Member at the discretion of the Board of Managers of the Company. Distributions may be made to an Associate Member within 30 days after the end of each calendar quarter, provided that such distribution would not cause that Member's capital balance to decline below the minimum required capital.

Associate Members may terminate their Series at any time, so long as the balance in their capital account is greater than zero. The Board of Managers may also terminate the Series of any Associate Member if that Member's capital account is less than the minimum required capital and the Associate Member has failed to honor a capital call for the shortfall.

## 7. Related-Party Transactions

The Company had entered into an agreement with Farm Bureau Life to sell variable universal life and variable annuity products. This agreement provide that Farm Bureau Life compensate the Company for all commissions paid to its registered representatives. Although registered representatives of the Company are no longer selling new business under this agreement, the Company continues to collect service fee commissions on renewal premiums associated with these policies. In addition, Farm Bureau Life agrees to pay the Company a registered representative fee to cover the costs and expenses associated with facilitating variable product sales. Under this agreement, revenues earned by the Company totaled $1,973,735 in 2020, of which the registered representative commission expenses totaled $1,799,452 in 2020.

The Company participates in a management agreement with FBL Financial Group, Inc. Under this agreement, FBL Financial Group, Inc. provides general business, administrative analysis, and management services to the Company. The Company incurred management fee expenses under this contract totaling $21,359 in 2020. General expenses consist primarily of salaries and related expenses, travel, and occupancy costs. These expenses are allocated from FBL Financial Group, Inc., to its affiliated companies on the basis of cost and time studies that are updated annually. Aggregate expenses incurred by the Company under this agreement were $6,753,475 in 2020.

Supplemental Information

# FBL Marketing Services, LLC

## Schedule I - Computation of Net Capital Under Rule 15c3-1

### December 31, 2020

**Computation of Net Capital**

| | | | |
|---|---|---|---|
| 1. Total ownership equity from Statement of Financial Condition | | | $ 4,086,218 |
| 2. Deduct ownership equity not allowable for Net Capital | | | – |
| 3. Total ownership equity qualified for Net Capital | | | 4,086,218 |
| 4. Add: | | | |
| A. Liabilities subordinated to claims of general creditors allowable in computation of net capital | | | – |
| B. Other deductions or allowable credits | | | – |
| 5. Total capital and allowable subordinated liabilities | | | 4,086,218 |
| 6. Deductions and/or charges: | | | |
| A. Total non allowable assets from Statement of Financial Condition (Notes B and C): | | | |
| 1. Accounts receivable | $ 533,702 | | |
| 2. Due from Farm Bureau Life Insurance Company | 7,041 | | |
| 3. Prepaid expenses | 238,067 | | |
| 4. Prepaid pension cost | 1,226,705 | | |
| 5. Other assets | 185,982 | $ 2,191,497 | |
| B. Secured demand note deficiency | | – | |
| C. Commodity futures contracts and spot commodities – proprietary capital charges | | – | |
| D. Other deductions and/or charges | | – | (2,191,497) |
| 7. Other additions and/or allowable credits | | | – |
| 8. Net capital before haircuts on securities positions | | | 1,894,721 |
| 9. Haircuts on securities [computed, where applicable, pursuant to 15c3-1(f)]: | | | |
| A. Contractual securities commitments | $ – | | |
| B. Subordinated securities borrowings | | – | |
| C. Trading and investment securities: | | | |
| 1. Exempted securities | | – | |
| 2. Debt securities | | – | |
| 3. Options | | – | |
| 4. Other securities | | 50,907 | |
| D. Undue concentration | | – | |
| E. Other | | – | (50,907) |
| 10. Net Capital | | | $ 1,843,814 |

# FBL Marketing Services, LLC

## Schedule I - Computation of Net Capital Under Rule 15c3-1 (continued)

**Computation of Basic Net Capital Requirement**
**Part A**

| | | |
|---|---|---:|
| 11. Minimum net capital required (6-2/3% of line 19) | $ | 76,065 |
| 12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) | | 5,000 |
| 13. Net capital requirement (greater of line 11 or 12) | | 76,065 |
| 14. Excess net capital (line 10 less 13) | | 1,767,749 |
| 15. Net capital less greater of 10% of line 19 or 120% of line 12 | | 1,729,716 |

**Computation of Aggregate Indebtedness**

| | | | |
|---|---|---|---:|
| 16. Total A.I. liabilities from Statement of Financial Condition | | | 1,140,980 |
| 17. Add: | | | |
|   A. Drafts for immediate credit | $ | – | |
|   B. Market value of securities borrowed for which no equivalent value is paid or credited | | – | |
|   C. Other unrecorded amounts | | – | |
| 19. Total aggregate indebtedness | | | 1,140,980 |
| 20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10) | | | 61.88% |
| 21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) | | | – |

Notes:
(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
  1. Minimum dollar net capital requirement, or
  2. 6 2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.
(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of Company (contra to item 1740) and partners' securities that were included in non-allowable assets.
(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non allowable assets.

There are no differences between the computation of net capital under Rule 15c3-1 included in this audited report and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing as of December 31, 2020.

## Schedule II - Computation for Determination of Reserve Requirements Under Rule 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, as it relates to the computation for determination of reserve requirements, in accordance with paragraph (k)(2)(ii) of Rule 15c3-3. The Company is also exempt from these requirements as the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company.

## Schedule III – Information Relating to the Possession or Control Requirements Under Rule 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, as it relates to the information for possession or control requirements, in accordance with paragraph (k)(2)(ii) of Rule 15c3-3. The Company is also exempt from these requirements as the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company.



Ernst & Young LLP
Suite 3100
801 Grand Avenue
Des Moines, IA 50309-2764

Tel: +1 515 243 2727
ey.com

**Report of Independent Registered Public Accounting Firm**

The Board of Managers and Management of FBL Marketing Services, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) FBL Marketing Services, LLC (the Company) stated that:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k). (2)(ii) (the "exemption provision")

(2) The Company met the identified exemption provision of §240.15c3-3 (k) throughout the most recent fiscal year ended December 31, 2020 except as described in its exemption report.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company throughout the most recent fiscal year ended December 31, 2020, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended December 31, 2020, except as described in its exemption report.

Management is responsible for compliance with 17 C.F.R. § 240.15c3-3 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with 17 C.F.R. § 240.15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934 and pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

*Ernst + Young LLP*

March 1, 2021

# FBL Marketing Services, LLC
## Exemption Report
## January 1, 2020 through December 31, 2020

FBL Marketing Services, LLC (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain broker dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3(k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the period of January 1, 2020 through December 31, 2020 except as described in Exhibit A.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year, except as described in Exhibit A.

I, Mathew E. Gleason, swear that, to the best of my knowledge and belief, this Exemption Report is true and correct.

FBL Marketing Services, LLC

Mathew E. Gleason
*President*
3/1/2021

**Exhibit A**
**FBL Marketing Services, LLC**

There were 41 instances of late transmittal of funds during the period January 1, 2020 through December 31, 2020. These are instances in which the registered representative failed to promptly transmit funds.

**Registered Representative Delay in Transmitting Funds:**

| Date | # of Instances | Date | # of Instances |
|---|---|---|---|
| 1/2/2020 | 1 | 5/29/2020 | 1 |
| 1/3/2020 | 2 | 5/30/2020 | 1 |
| 1/5/2020 | 1 | 6/4/2020 | 3 |
| 1/6/2020 | 2 | 6/10/2020 | 1 |
| 1/7/2020 | 1 | 6/17/2020 | 1 |
| 1/14/2020 | 1 | 6/25/2020 | 2 |
| 1/24/2020 | 1 | 7/9/2020 | 1 |
| 2/4/2020 | 1 | 8/5/2020 | 1 |
| 2/14/2020 | 1 | 8/18/2020 | 1 |
| 2/17/2020 | 1 | 8/21/2020 | 1 |
| 2/27/2020 | 1 | 9/1/2020 | 1 |
| 3/5/2020 | 1 | 9/11/2020 | 1 |
| 3/16/2020 | 1 | 9/30/2020 | 4 |
| 3/20/2020 | 3 | 11/12/2020 | 1 |
| 4/17/2020 | 1 | 12/7/2020 | 1 |
| 4/22/2020 | 1 | | |
| | | **Total Instances** | 41 |